

March 17, 2010

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: **Republic Services, Inc.**
                Form 10-K for the year ended December 31, 2009
                File No. 1-14267

Dear Mr. Holmes:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Luri Matter, page 27

1. In future filings, please provide a description of the factual basis alleged to underlie the proceeding.

Litigation Related to Fuel and Environmental Fees, page 29

2. In future filings, please specify the amount of monetary damages, if any, sought in each of the two lawsuits. See Item 103 of Regulation S-K and the item's instructions.

Notes To Consolidated Financial Statements

8. Landfill and Environmental Costs, page 112

Environmental Remediation Liabilities, page 114

3. Considering the magnitude of your overall environmental liability, please revise future filings to quantify the reasonably possible range of additional loss in aggregate at each reporting date.

4. Regarding the individual sites you have included in your discussion of significant remediation matters beginning on page 115, please:
    - Tell us whether it is reasonably possible that any individual site, other than those already discussed and including sites formerly associated with Allied, could be material;
    - Tell us whether the information provided here includes any material former Allied sites;
    - For each site discussed and any other which may be material, please tell us and revise future disclosures to include the reasonably possible range of loss, or if applicable, state that such an estimate can not be made.

10. Income Taxes

Exchange of Partnership Interests, page 126

5. We note your disclosures indicating that you have accrued for the potential federal and state cash tax impact of the IRS's formal disallowance to Allied, but not the penalty or penalty-related interest. Please tell us and in future filings please quantify the estimated range of loss related to these penalties and associated interest.

16. Commitments and Contingencies, page 144

Countywide Matters

6. It appears that it would be helpful to include the amount accrued (as disclosed on page
    115) and the reasonably possible range of loss associated with the liability, if known.
    Additionally, we note your disclosures regarding the two suits filed in the Tuscarawas
    County Ohio Court of Common Pleas. Please tell us and in future filings disclose
    whether you have recorded an accrual related to this matter and quantify such accrual, if
    appropriate. Also, disclose in future filings the estimated range of reasonably possible
    loss, or, if applicable, state that such an estimate cannot be made.

Imperial Landfill Matter

7. If it is reasonably possible that you may incur material penalties please disclose the
    estimated range of loss in future filings, or, state that such an estimate cannot be made, if
    appropriate. Additionally, if material, quantify the expected cost of the corrective actions
    related to the alleged violations.

Congress Development Landfill Matters

8. If expected costs associated with the preliminary and subsequent orders are expected to
    be material, in future filings please disclose the total expected future costs and any
    amounts already accrued.

Forward Matters, Litigation Related to Fuel and Environmental Fees, Livingston Matter,
Sunshine Canyon Matter and Contracting Matter

9. For each of the above mentioned matters, please tell us and disclose in future filings,
    where applicable:
    *   Amount of damages being sought in each matter or the expected costs associated with
        remediation activities;
    *   Accrual balances at the end of the period presented;
    *   Whether it is reasonably possible that the losses could be material
    *   The estimated range of reasonably possible loss, or, if applicable, stat that such an
        estimate cannot be made.

Exhibits, Financial Statement Schedules, page 164

10. We note that you do not appear to have publicly filed all of the schedules and exhibits to your credit agreement listed as Exhibit 4.12. Please file the complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Exhibit 21.1

11. In future filings, please include the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Dieter King, Staff Attorney, at (202) 551-3338 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant